FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 30, 2019

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL LTD. ANNOUNCES APPOINTMENT OF VP
MARKETING

NETANYA, Israel, October 30, 2019 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that following its previous announcement as to the Company's vice president of marketing resigning from office, the Company's board of directors has appointed Mr. Rafi Shauli, the Company's VP of television and content, as the Company's vice president of marketing, as well, effective December 1, 2019.

Mr. Shauli has served as the Company's VP of television and content since June 2019. From 2012 to 2019 he served as the Company's head of private customers marketing department. From 2008 to 2011, he served as director of products and business development in the marketing division of Yes and from 2011 to 2012 as director of products and business development in the marketing division of Bezeq. From 2005 to 2008, Mr. Shauli served as director of communications solutions for businesses in the marketing department of 013 Netvision. Mr. Shauli holds a B.A. in economics and statistics from the Hebrew university of Jerusalem.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.745 million cellular subscribers (as at June 30, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: October 30, 2019	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary